Ciments Français
Italcementi Group

Tour Ariane
92088 Paris La Défense cedex
France

Tél. : 33 (0)1 42 91 75 00
Fax : 33 (0)1 47 74 59 55
Télex: Cimfran 610 823 F

82-3336

02 NOV 21 AM 11:56

Securities and Exchange
Commission
Office of International
Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549

02060270

Paris la Défense,
November 12th 2002

Re : Informations Furnished
Pursuant to Rule 12g3 - 2 (b) Exemption
Under the Securities Exchange Act of 1934

SUPPL

Please find hereby the last information given to our shareholders :

Press Information :

- November 6th 2002

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

Sincelery yours.

Finance Department Manager

F. MOREAU

F. Moreau

12/19

Personal copy : Miss Sandra FOLSON

Press release

Ciments Français
Italcementi Group

EXEMPTION NUMBER
FILE N° 82.3336

CIMENTS FRANÇAIS
GOOD PERFORMANCE

Paris, 6 November 2002 – The Board of Directors of Ciments Français, chaired by Yves René Nanot, met on November 5, 2002 to review the Group's consolidated financial statements as of September 30, 2002.
These accounts are unaudited and have been prepared in accordance with the Group's accounting principles.

To ensure comparatively with 30 September 2002, the 2001 data were restated proforma with proportional integration of our Indian subsidiary Zuari Cement Ltd.

CONSOLIDATED SALES:

Consolidated net sales at the end of September 2002 amounted to **2,229 million Euros**, a 5.4% increase versus 2001 (**3.1% on a like for like basis**).

Breakdown by geographical zone

In M€	September 30				
	2002	**2001 pro forma**	**%**	**% (1)**	**2001 published**
France	*897.0*	870.6	3.0	2.1	868.8
European Union (excl. France)	*371.2*	335.4	10.7	9.7	334.9
Other countries	*961.0*	908.9	5.7	1.6	936.6
Total	***2,229.2***	**2,114.9**	**5.4**	**3.1**	**2,140.3**

(1) On a like for like basis

Breakdown by activity

In M€	September 30				
	2002	**2001 Pro forma**	**%**	**% (1)**	**2001 Published**
Cement	*1,466.8*	1,389.6	5.6	2.5	1,418.9
Aggregates / Ready Mixed Concrete	*697.4*	665.4	4.8	3.7	665.4
Other	*65.0*	59.9	8.5	9.5	56.0
Total	***2,229.2***	**2,114.9**	**5.4**	**3.1**	**2,140.3**

(1) On a like for like basis

CONSOLIDATED INCOME STATEMENT:

In M€	September 30			
	2002	**2001 Pro forma**	%	**2001 Published**
Net sales	*2,229.2*	2,114.9	5.4	2,140.3
Operating income	*423.2*	395.4	7.0	399.2
Consolidated income	*174.3*	153.6	13.5	153.5
Net income (Group Share)	*156.4*	136.1	14.9	136.1

The 3rd quarter activity, in a gloomy macroeconomic background, showed stiff resistance which resulted in a progression in Europe and the United States, partly due to the historically low level of interest rates, and a very positive trend in the emerging countries apart from Turkey and India.

The operating income over nine months is up by 7.0%. The controlled financial costs partly compensate an increase of exceptional items. Net income (Group share) amounts to 156.4 million Euros, a 14.9% increase compared with the first nine months of 2001.

The 3rd quarter operating cash-flow reduced the level of indebtness which remains slightly greater than that at the end of 2001, in spite of a very high level of investment.

OUTLOOK:

In a difficult background with numerous uncertainties, the Group, which continued its productivity improvement plans, is confident to record a further increase in its yearly results.

Visit our web sites:

Ciments Français: http://www.cimfra.com
Italcementi : http://www.italcementi-group.com

Ciments Français
Tour Ariane
92088 Paris la Défense cedex
Tel : +33(0)1 42 91 75 00
Fax: +33(0)1 47 76 11 35

APPENDIX

CIMENTS FRANÇAIS GROUP
CONSOLIDATED STATEMENT OF INCOME
AS OF SEPTEMBER 30

In M€	2002	2001	
		Published [1]	Pro forma
Net sales	**2,229.2**	**2,140.3**	**2,114.9**
Gross operating income	**588.8** *26.4%*	**556.3** *25.9%*	**551.8** *26.1%*
Operating income	**423.2** *18.9%*	**399.2** *18.6%*	**395.4** *18.7%*
Net interest expense	(79.4)	(93.7)	(90.3)
Other income and expense	(27.6)	(7.3)	(7.4)
Income before taxes and minority interests	**316.2** *14.2%*	**298.2** *13.9%*	**297.7** *14.1%*
Income taxes	(107.4)	(108.7)	(108.7)
Equity in net income of affiliates	6.7	6.5	6.5
Amortization and depreciation of goodwill and other intangibles	(41.2)	(42.5)	(41.9)
Net income before minority interests	**174.3** *7.8%*	**153.5** *7.1%*	**153.6** *7.3%*
Minority interests	(17.9)	(17.4)	(17.5)
Consolidated net income (Group share)	**156.4** *7.0%*	**136.1** *6.3%*	**136.1** *6.4%*

(1) India consolidated at 100% instead of 50% in 2002

APPENDIX

CIMENTS FRANÇAIS GROUP
BALANCE SHEET AS OF SEPTEMBER 30

In M€

	30 September 2002	31 December 2001
Fixed assets	4,144.8	4,094.3
Current assets	299.3	303.5
Cash and cash equivalent	925.4	875.7
TOTAL ASSETS	**5,369.5**	**5,273.5**

	30 September 2002	31 December 2001
Shareholders' equity and minority interests	2,048.7	2,165.2
Perpetual floating rate notes	324.6	324.6
Other liabilities	581.6	558.0
Financial debt	1,770.4	1,635.5
Other creditors	644.2	590.2
TOTAL LIABILITIES	**5,369.5**	**5,273.5**

Ciments Français
Italcementi Group

Tour Ariane
92088 Paris La Défense cedex
France

Tél. 33 (0)1 42 91 75 00
Fax 33 (0)1 47 74 59 55
Télex Cimfran 610 823 F

02 NOV 21 AM 11:23

Securities and Exchange
Commission
Office of International
Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549

Paris la Défense,
November 12th 2002

Re : Informations Furnished
Pursuant to Rule 12g3 - 2 (b) Exemption
Under the Securities Exchange Act of 1934

SUPPL

Please find hereby the last information given to our shareholders :

Press information :

- November 6th 2002

Sincelery yours.

Finance Department Manager

F. Mu

F. MOREAU

Press release

Ciments Français
Italcementi Group

EXEMPTION NUMBER
FILE N° 82.3336

CIMENTS FRANÇAIS
GOOD PERFORMANCE

Paris, 6 November 2002 – The Board of Directors of Ciments Français, chaired by Yves René Nanot, met on November 5, 2002 to review the Group's consolidated financial statements as of September 30, 2002.
These accounts are unaudited and have been prepared in accordance with the Group's accounting principles.

To ensure comparatively with 30 September 2002, the 2001 data were restated proforma with proportional integration of our Indian subsidiary Zuari Cement Ltd.

CONSOLIDATED SALES:

Consolidated net sales at the end of September 2002 amounted to **2,229 million Euros**, a 5.4% increase versus 2001 (**3.1% on a like for like basis**).

Breakdown by geographical zone

	September 30				
In M€	**2002**	**2001 pro forma**	%	% (1)	**2001 published**
France	*897.0*	870.6	3.0	2.1	868.8
European Union (excl. France)	*371.2*	335.4	10.7	9.7	334.9
Other countries	*961.0*	908.9	5.7	1.6	936.6
Total	***2,229.2***	**2,114.9**	**5.4**	**3.1**	**2,140.3**

(1) On a like for like basis

Breakdown by activity

	September 30				
In M€	**2002**	**2001 Pro forma**	%	% (1)	**2001 Published**
Cement	*1,466.8*	1,389.6	5.6	2.5	1,418.9
Aggregates / Ready Mixed Concrete	*697.4*	665.4	4.8	3.7	665.4
Other	*65.0*	59.9	8.5	9.5	56.0
Total	***2,229.2***	**2,114.9**	**5.4**	**3.1**	**2,140.3**

(1) On a like for like basis

CONSOLIDATED INCOME STATEMENT:

In M€	September 30			
	2002	**2001 Pro forma**	%	**2001 Published**
Net sales	*2,229.2*	2,114.9	5.4	2,140.3
Operating income	*423.2*	395.4	7.0	399.2
Consolidated income	*174.3*	153.6	13.5	153.5
Net income (Group Share)	*156.4*	136.1	14.9	136.1

The 3rd quarter activity, in a gloomy macroeconomic background, showed stiff resistance which resulted in a progression in Europe and the United States, partly due to the historically low level of interest rates, and a very positive trend in the emerging countries apart from Turkey and India.

The operating income over nine months is up by 7.0%. The controlled financial costs partly compensate an increase of exceptional items. Net income (Group share) amounts to 156.4 million Euros, a 14.9% increase compared with the first nine months of 2001.

The 3rd quarter operating cash-flow reduced the level of indebtness which remains slightly greater than that at the end of 2001, in spite of a very high level of investment.

OUTLOOK:

In a difficult background with numerous uncertainties, the Group, which continued its productivity improvement plans, is confident to record a further increase in its yearly results.

Visit our web sites:

Ciments Français: http://www.cimfra.com
Italcementi : http://www.italcementi-group.com

Ciments Français
Tour Ariane
92088 Paris la Défense cedex
Tel : +33(0)1 42 91 75 00
Fax: +33(0)1 47 76 11 35

APPENDIX

CIMENTS FRANÇAIS GROUP
CONSOLIDATED STATEMENT OF INCOME
AS OF SEPTEMBER 30

In M€	2002	2001	
		Published [(1)]	**Pro forma**
Net sales	**2,229.2**	**2,140.3**	**2,114.9**
Gross operating income	**588.8** *26.4%*	**556.3** *25.9%*	**551.8** *26.1%*
Operating income	**423.2** *18.9%*	**399.2** *18.6%*	**395.4** *18.7%*
Net interest expense	(79.4)	(93.7)	(90.3)
Other income and expense	(27.6)	(7.3)	(7.4)
Income before taxes and minority interests	**316.2** *14.2%*	**298.2** *13.9%*	**297.7** *14.1%*
Income taxes	(107.4)	(108.7)	(108.7)
Equity in net income of affiliates	6.7	6.5	6.5
Amortization and depreciation of goodwill and other intangibles	(41.2)	(42.5)	(41.9)
Net income before minority interests	**174.3** *7.8%*	**153.5** *7.1%*	**153.6** *7.3%*
Minority interests	(17.9)	(17.4)	(17.5)
Consolidated net income (Group share)	**156.4** *7.0%*	**136.1** *6.3%*	**136.1** *6.4%*

(1) India consolidated at 100% instead of 50% in 2002

APPENDIX

CIMENTS FRANÇAIS GROUP
BALANCE SHEET AS OF SEPTEMBER 30

In M€

	30 September 2002	31 December 2001
Fixed assets	4,144.8	4,094.3
Current assets	299.3	303.5
Cash and cash equivalent	925.4	875.7
TOTAL ASSETS	**5,369.5**	**5,273.5**

	30 September 2002	31 December 2001
Shareholders' equity and minority interests	2,048.7	2,165.2
Perpetual floating rate notes	324.6	324.6
Other liabilities	581.6	558.0
Financial debt	1,770.4	1,635.5
Other creditors	644.2	590.2
TOTAL LIABILITIES	**5,369.5**	**5,273.5**